Mail Stop 3010

May 28, 2009

VIA USMAIL and FAX (514) 841-3299

Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1130 Sherbrooke Street West, 7th Floor
Montreal, Quebec
Canada H3A 2M8

      Re: CGI Group Inc.
               Form 40-F for the year ended September 30, 2008
               Filed on December 22, 2008
               File No. 000-29716

Dear Mr. David Anderson:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Yolanda Crittendon
                      Staff Accountant